Exhibit A

DILUTION

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests (*i.e.*, eREITs^{TM} and Fundrise LP).

Our pro forma net tangible book value per share as of June 30, 2016 was approximately $11,480,979, or approximately $0.48 per share of our Class A Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of 200,000, 500,000 and 1,000,000 **and 2,000,000** shares of Class B Common Stock in this offering:

Exhibit A

On Basis of Full Conversion of Issued Instruments	$1 Million Raise	$~~2.5~~5 Million Raise	$~~5~~10 Million Raise
Price per Share	$ 5.00	$ 5.00	$ 5.00
Shares issued	200,000	~~500,000~~ 1,000,000	~~1,000,000~~ 2,000,000
Capital Raised	$ 1,000,000	$ ~~2,500,000~~ 5,000,000	$ ~~5,000,000~~ 10,000,000
Less: Estimated Offering Costs	$ (500,000)	$ (500,000)	$ (500,000)
Net Offering Proceeds	$ 500,000	$ ~~2,000,000~~ 4,500,000	$ ~~4,500,000~~ 9,500,000
Net Tangible Book Value Pre-Offering	$ 11,480,979 (1)	$ 11,480,979 (1)	$ 11,480,979 (1)
Net Tangible Book Value Post-Offering	$ 11,980,979 (1)	$ ~~13,480,979~~ 15,980,979 (1)	$ ~~15,980,979~~ 20,980,979 (1)
Shares issued and outstanding Pre-Offering assuming full conversion	23,684,821 (2)	23,684,821 (2)	23,684,821 (2)
Post-Offering Shares Issued and Outstanding	23,884,821 (2)	~~24,184,821~~ 24,684,821 (2)	~~24,684,821~~ 25,684,821 (2)
Net tangible book value per share prior to offering	$ 0.48	$ 0.48	$ 0.48
Increase/(Decrease) per share attributable to new investors	$ 0.02	$ ~~0.07~~ 0.16	$ ~~0.16~~ 0.33
Net tangible book value per share after offering	$ 0.50	$ ~~0.56~~ 0.65	$ ~~0.65~~ 0.82
Dilution per share to new investors ($)	$ 4.50	$ ~~4.44~~ 4.35	$ ~~4.35~~ 4.18
Dilution per share to new investors (%)	89.97%	~~88.85~~87.05%	~~87.05~~83.66%

(1) Net tangible book value is based on the net tangible equity attributable to equity holders of the Company. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be exluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests (i.e., eREITs and Fundrise LP) are excluded from the Company's net tangible book value.

(2) Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued and

The following table sets forth, as of June 30, 2016, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, calculated at an assumed offering price of $5.00 per share, before deducting estimated offering expenses payable by us:

~~2~~

Exhibit A

	Dates Issued	Issued Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2016	1,819,775	$ 0.12 (2)
Class F Common Stock	2014	10,000,000	N/A (3)
Series A Preferred Shares	2014	10,647,531 (1)	$ 2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515 (1)	$ 1.20
Total Common Stock Equivalents		23,684,821	$ 1.05
Class B Investors, assuming $~~5~~10 Million raise		~~1,000,000~~ 2,000,000	$ 5.00
Total After Inclusion of this Offering		~~24,684,821~~ 25,684,821	$ ~~1.21~~ 1.36

(1) Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2) 1,679,775 restricted shares of Class A Common Stock were issued for an effective cash price of $0.1105 per share. 140,000 restricted shares of Class A Common Stock were issued for an effective cash price of $0.19 per share.

(3) Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribtuion of Fundrise LLC, Popularise LLC

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company's 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

Summary report: Litéra® Change-Pro TDC 7.5.0.166 Document comparison done on 1/26/2017 8:09:22 PM	
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